PROSPECTUS SUPPLEMENT
(To Prospectus dated April 17, 1996)

                    $150,000,000

                     [HII Logo]


      6-7/8%  Debentures due February 15, 2027
                -------------------

     Interest Payable February 15 and August 15
                -------------------

     The Debentures will mature on February 15, 2027.  The
Debentures are not redeemable prior to maturity and are not subject to any sinking fund. Each Holder of the Debentures has the right to require the Company to repay such Holder's Debentures, in whole or in part on February 15, 2007, at a repayment price equal to 100% of the aggregate principal amount thereof plus accrued and unpaid interest. Interest on the Debentures is payable semi-annually on February 15 and August 15 of each year, commencing August 15, 1997. The Debentures will be issued in the form of one or more Global Securities (the "Global Securities") registered in the name of The Depository Trust Company as Depositary (the "Depositary"). Beneficial interests in the Global Securities will be shown on, and transfer will be effected only through, records maintained by the Depositary and its participants. Except as described herein, Debentures in definitive form will not be issued. See "Description of the Debentures." The Debentures will trade in the Depositary's Same-Day Funds Settlement System until maturity, and secondary market trading activity for the Debentures will therefore settle in immediately available funds. All payments of principal and interest will be made in immediately available funds. See "Description of the Debentures - Same-Day Settlement and Payment."

                          ----------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAP-
PROVED BY THE SECURITIES AND EXCHANGE COMMISSION
OR ANY STATE SECURITIES COMMISSION NOR HAS THE
SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE
ACCOMPANYING PROSPECTUS.  ANY REPRESENTATION TO
THE CONTRARY IS A CRIMINAL OFFENSE.

=====================================================
                Price to    Underwriting  Proceeds to
                Public(1)   Discount(2)   Company(1)(3)
=====================================================
Per Debenture      99.925%      0.650%         99.275%
-----------------------------------------------------
Total         $149,887,500    $975,000    $148,912,500
======================================================

(1) Plus accrued interest, if any, from February 25, 1997 to date of delivery.

(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(3) Before deduction of expenses payable by the Company estimated at $50,000.

                          -------------------

     The Debentures offered by this Prospectus Supplement are offered by the Underwriters subject to prior sale, withdrawal, cancellation or modification of the offer without notice, to delivery to and acceptance by the Underwriters and to certain further conditions. It is expected that delivery of the Debentures will be made in book-entry form through the facilities of the Depositary, against payment therefore in immediately available funds, on or about February 25, 1997.

                         --------------------

Lehman Brothers                                   Merrill Lynch & Co.

Chase Securities Inc.
        First Chicago Capital Markets, Inc.
                            RBC Dominion Securities Corporation

February 20, 1997

     IN CONNECTION WITH THIS OFFERING, THE
UNDERWRITERS MAY OVER-ALLOT OR EFFECT
TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE
MARKET PRICE OF THE DEBENTURES OFFERED HEREBY AT A
LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN
THE OPEN MARKET.  SUCH STABILIZING, IF COMMENCED,
MAY BE DISCONTINUED AT ANY TIME.


       INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Company's Annual Report on Form 10-K for the year ended
October 31, 1996 and the Company's Current Report on Form 8-K dated February 19, 1997, each of which has been filed by the Company with the Commission, are incorporated herein by reference.

     All documents filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus Supplement and prior to the termination of the offering of the Debentures shall be deemed to be incorporated by reference in this Prospectus Supplement and to be a part hereof from the date of filing of such documents. Any statement contained herein or in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus Supplement and the accompanying Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus Supplement or the accompanying Prospectus.

     The Company will provide without charge to each person, including any beneficial owner to whom this Prospectus Supplement is delivered, upon written or oral request of such person, a copy of any document incorporated by reference in this Prospectus Supplement or the accompanying Prospectus, other than exhibits to any such document not specifically described above. Requests for such documents should be directed to Harnischfeger Industries, Inc., 3600 S. Lake Drive, St. Francis, Wisconsin 53235, Attention: Corporate Secretary (Telephone Number
(414) 486-6400).

                             THE COMPANY

     Harnischfeger Industries, Inc. ("Harnischfeger" or the "Company") is an international holding company with business segments involved in the manufacture and distribution of equipment for surface mining (P&H
Mining Equipment); underground mining (Joy Mining Machinery) ("Joy"); pulp and papermaking (Beloit Corporation); and material handling (P&H Material Handling). Harnischfeger is the direct successor to a business begun over 100 years ago which, through its subsidiaries, manufactures and markets products classified into three industry segments: Mining Equipment, Pulp and Papermaking Machinery, and Material Handling. For more detailed information regarding the Company, see "The Company" on page
3 in the Prospectus.

                        RECENT DEVELOPMENTS

     In early fiscal 1996, the Company acquired Dobson Park Industries plc ("Dobson"), an industrial engineering group with interests in underground mining equipment, industrial electronic control systems, toys and plastics. Dobson's principal subsidiary, Longwall International ("Longwall"), is engaged in the manufacture, sale and service of mining equipment for the international underground coal mining industry and has been added to the Company's Mining Equipment Segment. Longwall enables Joy Mining Machinery to offer integrated underground longwall mining systems to the worldwide mining industry. As part of the Dobson acquisition, several non-mining businesses were designated as businesses for sale. The original value of the businesses was set at $100.0 million. At October 31, 1996, three businesses remained unsold with a total assigned value of $26.2 million. It is expected that the remaining businesses will be sold within the next year.

     In March, 1996, the Company completed its acquisition of Ingersoll-Rand Company's Pulp Machinery Division ("IMPCO"). IMPCO produces process technology and equipment for pulp production and has been added to the Company's Pulp and Papermaking Machinery Segment.

     In the fourth quarter of fiscal 1996, the Company's Beloit
Corporation subsidiary recorded a restructuring charge of $43.0 million ($21.8 million after tax and minority interest, or $0.46 per share). The focus of the restructuring is to improve financial returns and increase customer satisfaction while significantly reducing costs and cycle times. It is expected that the restructuring actions will be substantially completed by the end of fiscal 1997.

         CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

     The ratio of earnings to fixed charges for the Company is defined as income from continuing operations before provision (credit) for income taxes and minority interest plus interest expense (including amortization of debt issuance expense), the portion of rental expense which represents interest (deemed to be one-third of rentals) and dividends received on less-than-fifty-percent-owned companies, reduced (increased) by equity income
(loss) recorded on less-than-fifty-percent-owned companies, divided by fixed charges. Fixed charges include interest expense (including amortization of debt issuance expense), the portion of rental expense which represents interest and the preferred dividend requirements, if any.

                       Fiscal Years Ended October 31,
                    -----------------------------------------
                        1996   1995    1994    1993    1992
                       -----   -----   -----   -----   -----

  Ratio of Earnings
  to Fixed Charges:     3.33   3.60    1.87    --(1)    2.05
                        ====   ====    ====    ====     ====

     (1)  Earnings did not cover fixed charges by $47.4 million in 1993.

                               USE OF PROCEEDS

     The net proceeds to be received by the Company from the sale of the Debentures initially will be added to the general corporate funds of the Company. It is expected that such funds will be used for general corporate purposes which may include, among other things, working capital and refinancing short term indebtedness having an average maturity and interest rate of seventeen days and 5.5%, respectively.

                           SELECTED FINANCIAL DATA
               (dollars in thousands except per share amounts)

     The following selected financial data has been derived from the Company's consolidated financial statements audited by Price Waterhouse
LLP, independent accountants. This financial data should be read in conjunction with, and is qualified in its entirety by, the related financial statements and notes thereto which have been incorporated in this Prospectus by reference.



STATEMENT
OF INCOME                             Fiscal Year Ended October 31
DATA:              --------------------------------------------------------------------------------------
                       1996          1995           1994           1993          1992
                      ------        ------         ------         ------        ------
Revenues
   Net Sales        $2,863,931     $2,152,079     $1,551,728     $1,409,204     $1,594,192
  Other Income          23,639         32,208         23,301          9,040         18,571
                    ----------  -------------- -------------- -------------  -------------
                     2,887,570      2,184,287      1,575,029      1,418,244      1,612,763

Cost of Sales        2,166,775      1,671,932      1,195,851     1,083,846      1,179,904
Product Develop-
ment, Selling and
   Administrative
   Expenses            433,776        330,990        279,016        259,831        267,568
Restructuring Charge    43,000              -              -         67,000              -
Nonrecurring Charge          -              -              -          8,000              -
                    ----------     ----------      ---------      ----------  -------------
Operating Income
  (Loss)               244,019        181,365         100,162          (433)       165,291

Interest Expense -
Net                    (62,258)       (40,713)        (47,366)      (48,313)       (53,216)
                     ----------    -----------      ----------     ---------  --------------

Pre-Tax Income
  (Loss) before Joy
  Merger Costs
  and Gain on Sale
  of Measurex
  Investment            181,761       140,652          52,796        (48,746)      112,075
Joy Merger Costs              -       (17,459)              -              -             -
Gain on Sale of
  Measurex Investment         -        29,657               -              -             -
(Provision) Credit for
  Income Taxes          (63,600)      (53,500)        (13,979)         16,497      (42,634)
Minority Interest        (3,944)       (7,230)         (2,224)          4,799       (9,277)
                     -----------    ----------       ---------       --------  ------------
Income (Loss) from
  Continuing Operations
   (after deducting
  $21,830 in 1996
  related to the
  restructuring charge
  and $11,384 in 1995
  related to Joy merger
  costs, and adding
  $18,657 in 1995
  related to the gain
  on sale of of
  Measurex Investment)   114,217       92,120         36,593          (27,450)      60,164
Income (Loss) from and
  (Net Loss) on Sale of
  Discontinued Opera-
  tions, net of applicable
   income taxes                -      (31,235)        (3,982)           7,760        9,465
Extraordinary Loss on
  Retirement of Debt, net
  of applicable income
  taxes                        -       (3,481)        (4,827)               -      (22,816)
Cumulative Effect of
  Accounting Change, net
  of applicable income
  taxes and minority
  interest                     -             -       (81,696)               -             -
                       ---------    ----------    -----------        --------    ----------
Net Income (Loss)
  before Preferred Stock
  Dividend Requirements  114,217        57,404       (53,912)         (19,690)      46,813
Preferred Stock
  Dividend Require-
  ments(1)                     -             -              -               -      (10,866)


Net Income (Loss)
  applicable to Com-
  mon Shareholders    $  114,217  $    57,404   $    (53,912)    $    (19,690)  $   35,947
                       =========     ========       =========      =========      ========

Earnings (Loss)
  Per Share
  Income (loss)
  from continuing
  operations (after
  deducting $0.46
  per share in 1996
  for the restructuring
  charge and $0.24
  per share in 1995
  related to Joy merger
  costs, and adding
  $0.40 per share in
  1995 related to the
  gain on sale of
Measurex investment)     $     2.42    $     1.99    $     0.84    $    (0.62)        $     1.17
  Income (loss) from and
  (net loss) on sale of
  discontinued operations         -         (0.67)        (0.09)         0.18           0.23
Extraordinary loss on
  retirement of debt              -         (0.08)        (0.11)            -          (0.54)
Cumulative effect of
  accounting change               -             -         (1.87)            -              -
Net Income (Loss)
Per Common Share         $     2.42    $      1.24    $   (1.23)    $   (0.44)     $     0.86
                          =========      =========     =========     =========       ========

BALANCE SHEET DATA
(at period end):
Total Assets              2,690,029     2,040,767     1,981,953      1,908,250      2,109,605
Working Capital             333,123       490,087       431,325        375,236        572,751
Long-term
  Obligations(2)            662,137       462,991       571,054        559,852        608,301
Shareholders' Equity        673,485       559,276       502,365        511,169        610,072

DEBT TO CAPITAL-
IZATION RATIO(3):              48.0%         42.6%         49.9%          51.1%          48.0%

CASH FLOW DATA:
Depreciation and
  Amortization          $    89,270    $   70,512    $   73,243     $   72,629     $   63,555
EBITDA                      333,289       264,075       173,405         72,196        228,846
Capital Expenditures         83,388        73,484        50,842         71,761         63,973

Notes

--------------------------

(1) Reflects declared and cumulative preferred stock dividends of the senior and junior preferred stock of Joy.

(2) Includes amounts classified as current portion of long-term obligations.

(3) The debt to capitalization ratio is defined as the sum of short-term notes payable, long-term debt (including current portion) and capitalized lease obligations divided by the sum of short-term notes payable, long-term debt (including current portion) and capitalized lease obligations, minority interest and shareholders' equity.

                          DESCRIPTION OF THE DEBENTURES

     The following description of the particular terms of the Debentures offered hereby (referred to in the Prospectus as "Securities") supplements and, to the extent inconsistent therewith, replaces the description of the general terms and provisions of the Securities set forth in the accompanying Prospectus, to which description reference is hereby made.

General

     The Debentures will be limited to an aggregate principal amount of $150,000,000, will mature on February 15, 2027, and will be issued under an Indenture dated as of March 1, 1992, as supplemented by a supplemental indenture dated as of June 12, 1992 (collectively, the "Indenture"), between the Company and First Trust National Association, (f/k/a First Trust of Illinois, National Association), as trustee (the "Trustee"), which is described more fully in the accompanying Prospectus. The following summaries of certain provisions of the Indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the Indenture, including the definition therein of certain terms. Capitalized terms used herein and not defined herein or on the cover page hereof shall have the respective meanings set forth in the Indenture.

     Each Debenture will bear interest at the rate of 6 % per annum from February 25, 1997 or from the most recent interest payment date to which interest has been paid, payable semi-annually on February 15 and August 15 in each year (each such date being hereinafter referred to as an "Interest Payment Date"), commencing August 15, 1997, to the person in whose name such Debenture is registered at the close of business on the February 1 or August 1, as the case may be, immediately preceding such Interest Payment Dates. The Debentures will be sold in denominations of $1,000 or any amount in excess thereof which is an integral multiple of $1,000.

     The Debentures will not be subject to redemption prior to maturity at the option of the Company and will not be entitled to the benefit of any sinking fund.

     The Company is a holding company, conducting its operations through its operating subsidiaries. Accordingly, the Company's ability to pay interest and principal on the Debentures depends, in part, on its ability to obtain dividends or loans from such operating subsidiaries. The
Debentures will be unsecured and will rank pari passu with all other unsecured and unsubordinated indebtedness of the Company. However, because the Company is a holding company which conducts substantially all of its operations through subsidiaries, the right of the Company, and hence the right of creditors of the Company (including the Holders of the Debentures), to participate in any distribution of the assets of any subsidiary upon its liquidation or reorganization or otherwise, is necessarily subject to the prior claims of creditors of the subsidiary, except to the extent that claims of the Company itself as a creditor of the subsidiary may be recognized.

     The covenants in the Indenture would not necessarily afford the holders of the Debentures protection in the event of a decline in the Company's credit quality resulting from highly leveraged or other transactions involving the Company.

Repayment at Option of Holder on February 15, 2007

     On February 15, 2007 (the "Optional Repayment Date"), each Holder of Debentures will have the right (the "Repayment Right") to require the Company to repay all or any part (equal to $1,000 or any integral multiple thereof) of such Holder's Debentures at a repayment price equal to 100% of the aggregate principal amount thereof plus accrued and unpaid interest thereon to the Optional Repayment Date.

     On or prior to December 15, 2006, the Company will mail a notice to each Holder stating that (a) in order for a Holder to exercise the Repayment Right, the Holder must surrender the Debentures in respect of which the Repayment Right is being exercised, together with the form entitled "Option of Holder to Elect Repayment on February 15, 2007" on the reverse of the Debentures, duly completed, or transfer such Debentures, duly completed, or transfer such Debentures by book-entry, to the Trustee during the period from January 1, 2007 and prior to 5:00 p.m. (New York City time) on January 31, 2007 (or if such date is not a business day, then the next succeeding business day), (b) any election on the part of a Holder to exercise the Repayment Right effected in accordance with the foregoing shall be irrevocable on the part of the Holder and may not be withdrawn, (c) Holders whose Debentures are being repaid only in part will be issued new Debentures equal in principal amount to the unpaid portion of the Debentures surrendered, which unpaid portion must be equal to $1,000 in principal amount or an integral multiple thereof and
(d) unless the Company defaults in the payment of principal and accrued interest on the Debentures to be repaid on the Optional Repayment Date, interest on such Debentures will cease to accrue on the Optional Repayment Date. The Company will comply with the requirements of Rule 14e-1 under the Securities Exchange Act of 1934, as amended and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable to the repayment of the Debentures pursuant to the Repayment Right.

     On the Optional Repayment Date, the Company will, to the extent lawful, deposit with the Trustee an amount sufficient to repay all Debentures or portions thereof being repaid (together with accrued and unpaid interest).

     All questions regarding the validity, eligibility (including time of receipt) and acceptance of any Debenture for repayment will be determined by the Company, whose determination will be final and binding.

     As long as the Debentures are represented by a Global Security, the Depositary's nominee will be the holder of the Debentures and therefore will be the only entity that can exercise a right to repayment. Notice by the Depositary's participating organizations (the "Participants") or indirect participants or by owners of beneficial interests in a Global Security held through such Participants or indirect participants of the exercise of the option to elect repayment of beneficial interests in Debentures represented by a Global Security must be transmitted to the Depositary in accordance with its procedures on a form required by the Depositary and provided to Participants. In order to ensure that the Depositary's nominee will timely exercise a right to repayment with respect to a particular Debenture, the beneficial owner of such Debenture must instruct the broker or other Participant or indirect participant through which it holds an interest in such Debenture to notify the Depositary of its desire to exercise a right to repayment. Different firms have different cut-off times for accepting instructions from their customers and, accordingly, each beneficial owner should consult the broker or other Participant or indirect participant through which it holds an interest in a Debenture in order to ascertain the cut-off time by which such an instruction must be given in order for timely notice to be delivered to the Depositary. The Company will not be liable for any delay in delivery to the Paying Agent of notices of the exercise of the option to elect repayment.

Book-Entry Securities

     Except as otherwise provided in this Prospectus Supplement or the Indenture, the Debentures will be represented by one or more global securities ("Global Securities") held in book-entry form. The Global Security representing the Debentures will be deposited with, or on behalf of, The Depository Trust Company ("DTC"), or other successor depository appointed by the Company (DTC or such other depository is herein referred to as the "Depository") and registered in the name of the Depository or its nominee. Unless otherwise provided in this Prospectus Supplement or the Indenture, Debentures will not be issued in definitive form.

     DTC has advised the Company that DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants ("Participants") deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Participants which have accounts directly with DTC ("Direct Participants") include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American
Stock Exchange, Inc. and the National Association of Securities Dealers,
Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The Rules applicable to DTC and its Participants are on file with the Securities and Exchange Commission.

     Upon the issuance by the Company of the Debentures represented by a Global Security, purchases of the Debentures under the DTC system must be made by or through Direct Participants, which will receive a credit for the Debentures on DTC's records. The ownership interest of each actual purchaser of each Debenture ("Beneficial Owner") is in turn to be recorded on the Direct and Indirect Participants' records. Beneficial
Owners will not receive written confirmation from DTC of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the Debentures are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in the Debentures, except in the event that use of the book-entry system for the Debentures is discontinued. The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in the Global Security.

     So long as the Depository for the Global Security, or its nominee, is the registered owner of the Global Security, the Depository or its nominee, as the case may be, will be considered the sole owner or holder of the Debentures represented by such Global Security for all purposes under the Indenture. Except as provided below, owners of beneficial interest in the Debentures represented by the Global Security will not be entitled to have Debentures represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of the Debentures in definitive form and will not be considered the owners or holders thereof under the applicable Indenture.

     To facilitate subsequent transfers, all Debentures deposited by Participants with DTC are registered in the name of DTC's partnership nominee, Cede & Co. The deposit of the Debentures with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the Debentures. DTC's records reflect only the identity of the Direct Participants to whose accounts such Debentures are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers. Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

     Neither DTC nor Cede & Co. will consent or vote with respect to Debentures. The Company has been advised that under its usual procedures, DTC mails an Omnibus Proxy to the issuer as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights, to the extent such may exist, to those Direct Participants to whose accounts the Debentures are credited on the record date (identified in a listing attached to the Omnibus Proxy).

     Payments of principal and interest, if any, on the Debentures represented by the Global Security registered in the name of DTC or its nominee will be made by the Company though the Trustee under the Indenture or a paying agent (the "Paying Agent"), which may also be the Trustee under the Indenture, to DTC or its nominee, as the case may be, as the registered owner of the Global Security. None of the Company, the Trustee, any Paying Agent or the Underwriters will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the Global Security representing any Debentures or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     The Company has been advised that DTC, upon receipt of any payment of principal and interest in respect of a Global Security, will credit Direct Participants' accounts on the payable date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payment on the payable date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such Participants and not of DTC, the Paying Agent, or the Company, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest to DTC is the responsibility of the Company or the Paying
Agent, disbursement of such payments to Direct Participants shall be the responsibility of DTC, and disbursement of such payments to the Beneficial Owners shall be the responsibility of Direct and Indirect Participants.

     If the Depository with respect to a Global Security is at any time unwilling or unable to continue as Depository and a successor Depository is not appointed by the Company within 90 days, the Company will issue certificated notes in exchange for the Debentures represented by such Global Security.

     The information in this section concerning the Depository and the Depository's book-entry system has been obtained from sources that the Company believes to be reliable, but the Company takes no responsibility for the accuracy thereof.

Same-Day Settlement and Payment

     Settlement for the Debentures will be made by the Underwriters in immediately available funds. All payments of principal and interest will be made by the Company in immediately available funds.

     The Debentures will trade in the Depositary's Same-Day Funds
Settlement System until maturity, and secondary market trading activity in the Debentures will therefore be required by the Depositary to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the Debentures.

                              UNDERWRITING

     Subject to the terms and conditions set forth in the Distribution Agreement and Terms Agreement, the Company has agreed to sell to each of the Underwriters named below, and each of the Underwriters has severally agreed to purchase from the Company, the principal amounts of the Debentures set forth opposite its name below.

                                             Principal
                                               Amount
     Underwriter                           of Debentures
     -----------                           -------------

     Lehman Brothers Inc.                    $ 67,500,000
     Merrill Lynch, Pierce,
       Fenner & Smith Incorporated             67,500,000
     Chase Securities Inc.                      5,000,000
     First Chicago Capital Markets, Inc.        5,000,000
     RBC Dominion Securities Corporation        5,000,000
                                              -----------
          Total                              $150,000,000

   The Distribution Agreement and the Terms Agreement provide that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will be obligated to purchase all of the Debentures if any are purchased.

   The Underwriters have advised the Company that they propose initially to offer the Debentures to the public at the public offering price set forth on the cover page of this Prospectus Supplement, and to certain dealers at such price less a concession not in excess of 0.40% of the principal amount of the Debentures. The Underwriters may allow, and such dealers may reallow, a discount not in excess of 0.25% of the principal amount of the Debentures to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

   The Company does not intend to list the Debentures on any securities exchange or on the NASDAQ National Market System. The Company has been advised by Lehman Brothers Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated that they presently intend to make a market in the Debentures; however, they are not obligated to do so, and market making with respect to the Debentures may be discontinued at any time without notice. There can be no assurance that an active public market for the Debentures will develop.

   The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the Underwriters may be required to make in respect of such liabilities.

   The proceeds of the offering may be used to repay debts owed to affiliates of the following underwriters: Chase Securities Inc., First Chicago Capital Markets, Inc. and RBC Dominion Securities Corporation.

   Each of Lehman Brothers Inc. and Merrill Lynch, Pierce, Fenner &
Smith Incorporated have provided from time to time, and expect to provide in the future, financial advisory and investment banking services to the Company and its affiliates, for which such Underwriters have received and will receive customary fees and commissions.

                         VALIDITY OF SECURITIES

   The validity of the Debentures will be passed upon for the Company by K. Thor Lundgren, General Counsel to the Company, and
Eric B. Fonstad, Associate General Counsel to the Company, and for the Underwriters by Mayer, Brown & Platt, Chicago, Illinois, which may rely on the opinion of K. Thor Lundgren or Eric B. Fonstad as to matters of Wisconsin law.

PROSPECTUS

                                 $200,000,000
                       Harnischfeger Industries, Inc.
                                Debt Securities

   Harnischfeger Industries, Inc. ("Harnischfeger Industries" or the "Company") directly, through agents designated from time to time, or through dealers or underwriters also to be designated, may sell from time to time up to $200,000,000 aggregate principal amount of its debt securities (the "Securities") in one or more series in amounts, at prices and upon terms to be determined at the time of sale (or, if issued at an original issue discount, such greater principal amount as shall result in an aggregate initial offering price of up to $200,000,000). The specific designation, aggregate principal amount, maturities, rate (or method of calculation) and time of payment of interest, purchase price, any terms for redemption or sinking fund provisions and the agents, dealers or underwriters, if any, in connection with the sale of the Securities in respect of which this Prospectus is being delivered and other terms of the Securities are set forth in the accompanying Prospectus Supplement ("Prospectus Supplement").
The Company reserves the sole right to accept and, together with its agents from time to time, to reject in whole or in part any proposed purchase of Securities to be made directly or through agents.

   If an agent of the Company or a dealer or underwriter is involved in the sale of the Securities in respect of which this Prospectus is being delivered, the agent's commission, dealer's purchase price, or underwriter's discount will be set forth in, or may be calculated from, the Prospectus Supplement and the net proceeds to the Company from such sale will be the purchase price of such Securities less such commission in the case of any agent, the purchase price of such Securities in the case of a dealer, or the public offering price less such discount in the case of an underwriter and less, in each case, the other attributable issuance expenses. The aggregate proceeds to the Company from all the Securities will be the purchase price of Securities sold less the aggregate of agents' commissions and underwriters' discounts and other expenses of issuance and distribution. See "Plan of Distribution" for possible indemnification arrangements for the agents, dealers and underwriters.

 --------------------------------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR
DISAPPROVED BY THE SECURITIES AND EXCHANGE
COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY
STATE SECURITIES COMMISSION PASSED UPON THE
ACCURACY OR ADEQUACY OF THIS PROSPECTUS.  ANY
REPRESENTATION TO THE CONTRARY IS A CRIMINAL
OFFENSE.
 --------------------------------------------------

The date of this Prospectus is April 17, 1996

   No person is authorized to give any information or to make any representations other than those contained in this Prospectus, the Prospectus Supplement or any Pricing Supplement and, if given or made such information or representation must not be relied upon as having been authorized. This Prospectus, the Prospectus Supplement and any Pricing Supplement do not constitute an offer to sell or a solicitation of any offer to buy any securities other than the securities offered by this Prospectus, the Prospectus Supplement and any Pricing Supplement or an offer to sell or a solicitation of an offer to buy such securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. Neither the delivery of this Prospectus, the Prospectus Supplement or any Pricing Supplement nor any sale made thereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date of this Prospectus, the Prospectus Supplement or any Pricing Supplement, or that the information herein or therein is correct as of any time since such date.

                        AVAILABLE INFORMATION

   The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company with the Commission can be inspected, and copies may be obtained, at the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C 20549, at prescribed rates, as well as at the following Regional Offices of the Commission: 7 World Trade
Center, Suite 1300, New York, New York 10048; and 500 West Madison
Street, Suite 1400, Chicago, Illinois 60611. Reports, proxy statements and other information concerning the Company can also be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005, and the Pacific Stock Exchange, Inc., 233 South Beaudry Street, Los Angeles, California 90012 and 301 Pine Street, San Francisco, California 94014.

   The Company has filed with the Commission a Registration
Statement on Form S-3 (the "Registration Statement") under the
Securities Act of 1933, as amended (the "Securities Act"), covering the Securities. This Prospectus and the accompanying Prospectus Supplement do not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement.

         INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

   The Company's Annual Report on Form 10-K for the year ended
October 31, 1995, the Company's Current Reports on Form 8-K dated
December 4 (two reports) and December 8, 1995 and the Company's
Quarterly Report on Form 10-Q for the quarter ended January 31, 1996, each of which has been filed by the Company with the Commission pursuant to the Exchange Act (File No. 1-9299), are incorporated herein by reference.

   All documents filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Securities shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

          The Company will provide without charge to each person, including any beneficial owner to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any document incorporated by reference in this Prospectus, other than exhibits to any such document not specifically incorporated by reference into the text of such document. Requests for such documents should be directed to Harnischfeger
Industries, Inc. at its principal executive offices, 13400 Bishops Lane, Brookfield, Wisconsin 53005, Attention: Corporate Secretary (Telephone Number (414) 671-4400).

                            THE COMPANY

   Harnischfeger Industries is a holding company for subsidiaries involved in the worldwide manufacture and distribution of papermaking machinery (Beloit Corporation); surface mining equipment (P&H (R)
Mining Equipment); material handling equipment (P&H Material
Handling); and underground mining equipment (Joy Mining Machinery).
In early fiscal 1996, the Company completed the acquisition of Dobson Park Industries plc ("Dobson"), an industrial engineering group with interests in underground mining equipment, industrial electronic control systems, toys and plastics. Dobson's principal subsidiary, Longwall International, is engaged in the manufacture, sale and service of mining equipment for the international underground coal mining industry and has been added to the Company's Mining Equipment Segment. In March,
1996, the Company completed its acquisition of Ingersoll-Rand Company's Pulp Machinery Division ("IMPCO"). IMPCO produces process technology and equipment for pulp production and has been added to the Company's Papermaking Machinery and Systems Segment.

   Harnischfeger Industries is the direct successor to a business begun over 100 years ago which, at October 31, 1995, through its subsidiaries, manufactures and markets products classified into three industry segments:
Papermaking Machinery and Systems, Mining Equipment, and Material
Handling Equipment.

                 PAPERMAKING MACHINERY AND SYSTEMS

   The Papermaking Machinery and Systems Group is comprised of the Company's 80% interest in Beloit Corporation ("Beloit"). Mitsubishi Heavy Industries, Ltd. ("Mitsubishi") is the owner of the other 20% interest in Beloit. The Company and Mitsubishi have entered into certain agreements that provide Mitsubishi with the right to designate one of Beloit's five directors. These agreements also place certain restrictions on the transfer of Beloit stock. In the event of a change in control of the Company, Mitsubishi has the right to sell its 20% interest back to the Company for the greater of $60 million or the book value of its equity interest.

   Beloit is a leader in the design and manufacture of papermaking machinery and related products used in the pulp and paper industries. Beloit operates on a global basis with major manufacturing facilities in seven countries and sales and service offices located throughout the world. In addition, licensing arrangements exist with several major foreign companies.

   Beloit's activities are divided into the following categories:
complete installations involving the design, manufacture and installation of integrated papermaking equipment and systems; major rebuilds and servicing of existing systems; and the sale of ancillary equipment and replacement parts. This machinery is custom designed to meet the specific needs of each customer. In 1995, Beloit expanded its service business through the acquisition of the roll-covering business of Rollin, S.A., a roll service and repair company located in France.

   Beloit is known for the quality and dependability of its products
and is a leader in product innovation and development.   Beloit has made a
continuous commitment to research and development activities, and has been granted numerous patents on its designs. Beloit systems and equipment are used by a substantial number of paper producers, both domestic and international.

   A major factor in Beloit's success in the paper machinery industry has been its international manufacturing operations. Beloit's overseas facilities have been used to support both domestic and international sales and have provided Beloit with the flexibility to shift its manufacturing to more favorable locations as appropriate. Beloit's manufacturing facilities are supported by a domestic and international marketing network staffed by experienced sales engineers.

   Formerly, the Papermaking Machinery and Systems Group also included the Company's 20% interest in Measurex Corporation
("Measurex").  On December 29, 1994, Measurex repurchased 2,026,900 shares of its stock which had been held by the Company.  On June 23,
1995, Measurex Corporation repurchased the Company's remaining
1,613,100 shares of Measurex stock.  These transactions resulted in a gain
of $29.7 million.   Measurex continues to have cooperative agreements
with Beloit.

   In March, 1996,  Ingersoll-Rand Company's Pulp Machinery
Division ("IMPCO") was acquired and added to the Company's
Papermaking Machinery and Systems Group. IMPCO produces process technology and equipment for pulp production.

                        MINING EQUIPMENT

   P&H Mining Equipment is the world's largest producer of electric mining shovels and is a significant producer of electric and diesel-electric crawler and walking draglines, hydraulic mining excavators, blasthole drills, and electric shovel, dredge and dragline bucket products. Electric mining shovels range in capacity from 18 to 80 cubic yards, crawler draglines from 10 to 20 cubic yards, and hydraulic mining excavators from 12 to 27 cubic yards. Capacities for walking draglines range from 20 to 150 cubic yards. Blasthole drills have drilling diameters ranging from 9 to 22 inches and bit load capacities from 70,000 to 150,000 pounds.

   The products of P&H Mining Equipment are used in mines, quarries and earth-moving operations in the digging and loading of such minerals and other ores as coal, copper, gold, iron ore, lead, zinc, bauxite, uranium, phosphate, stone and clay.

   P&H Mining Equipment has a relationship in the mining shovel business with Kobe Steel, Ltd. ("Kobe") pursuant to which P&H Mining Equipment licenses Kobe to manufacture certain electric mining shovels
and related replacement parts in Japan.   Harnischfeger Corporation, a
subsidiary of the Company, has the exclusive right to market Kobe-manufactured mining shovels and parts outside Japan (except in the case of certain government sales). In addition, Harnischfeger Corporation is party to an agreement, through 1996, with a corporate unit of the People's Republic of China, licensing the manufacture and sale of two models of electric mining shovels and related components. This relationship provides P&H Mining Equipment with an opportunity to sell component parts for shovels built in China.

   In November 1994, pursuant to an exchange of common stock, the Company acquired Joy Technologies Inc. ("JOY" or "Joy Mining
Machinery"), a world leader in underground mining equipment. JOY manufactures and services mining equipment for the underground extraction of coal and other bedded deposits and has facilities in Australia, South Africa, the United Kingdom and the United States, as well as sales offices in Poland and the People's Republic of China. Joy Mining
Machinery designs, manufactures and distributes continuous miners, entry drivers and sump shearers; long-wall shearers; shuttle cars; and continuous haulage systems for use in underground mining. JOY products are not sold into the general construction industry, and demand for them is not tied to cycles in that industry. JOY also maintains an extensive network of service and parts distribution centers strategically located in major underground mining regions to rebuild and service equipment and sell parts in support of its installed base. The financial position and results of operations of Harnischfeger Industries and JOY were combined retroactively in fiscal 1995.

   In early fiscal 1996, the Company completed the acquisition of Dobson Park Industries plc for a purchase price of approximately $330 million including acquisition costs. Dobson, headquartered in the United Kingdom, is an industrial engineering group with interests in underground mining equipment, industrial electronic control systems, toys and plastics. Longwall International ("Longwall"), one of the main subsidiaries of Dobson, is engaged in the manufacture, sale and service of underground mining equipment for the international coal mining industry. Its products include electronically controlled roof support systems, armored face conveyors, pumps and belt conveyor components and systems. Longwall will enable JOY to offer integrated underground longwall mining systems to the worldwide mining industry. The industrial electronic and toys/plastics businesses are held for sale and are separately classified as such on the Consolidated Balance
Sheet incorporated herein by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended January 31, 1996. These businesses have been valued at $100 million and are expected to be sold within one year. This estimate is based on recent valuations and expected operating results during the disposal period.

   Financial information with respect to the acquisition of Dobson is presented in Note 17 to the Consolidated Financial Statements contained in the Company's Current Report on Form 8-K dated December 8, 1995, and in the Company's Current Reports on Form 8-K dated December 4,
1995 (two reports).  See "Incorporation of Certain Documents by
Reference."

                         MATERIAL HANDLING

   Material Handling produces lines of through-the-air material handling equipment designed for a variety of users, as well as container handling cranes for use in ports, and is comprised of five business groups:
P&H Equipment, P&H Aftermarket, P&H Distribution and Service,
Morris - Engineered Products Division and Morris - Standard Products
Division.

   P&H Equipment

   P&H Equipment is comprised of the overhead crane and hoist product lines in the United States. It was formed from the core of what made up the Material Handling Equipment Division in prior years.

   The new crane portion of the group is comprised of several product lines: engineered cranes, standard cranes, portal cranes and crane components. Cranes manufactured by P&H Equipment are designed for installation in a wide range of industrial settings and engineered to the customer's specifications, using standard components wherever possible. Engineered cranes are marketed for moderate to severe duty cycle applications in capacities from 3 to 800 tons.

    Standard overhead cranes are available in capacities from 5 to 100 tons. Stacker cranes, ranging in capacities from 2 to 50 tons, are particularly suitable for factory automation projects. Portal cranes range in lifting capacities from 5 to 100 tons and are used outdoors in woodyard, scrap, and container handling applications.

   The component products portion of this group consists of electric wire rope and chain hoists, manual chain hoists, ratchet lever hoists, and electrical products. Hoists range in capacities from 1/8 ton to 60 tons and use state-of-the-art materials and manufacturing techniques and feature a wide variety of controls.

   P&H Aftermarket

   The P&H Aftermarket Group consists of: Product Support, which markets repair parts, and PHoenix(TM), which handles pre-owned and remanufactured cranes and parts.

   The Product Support portion of the Aftermarket Group markets replacement products and parts through Material Handling Centers, both independent and company owned, in domestic markets and through licensees or agents in international markets.

        The PHoenix portion of the P&H Aftermarket Group markets pre-owned cranes which have been remanufactured and modernized to meet customer requirements. It also markets pre-owned parts. PHoenix also provides engineering services for the revitalization of crane and runway systems. It's products are marketed directly and through independent and company owned Material Handling Centers.

   P&H Distribution and Service

   This group provides installation, erection and repair and maintenance services under the ProCare(R) trademark through a network of company owned Material Handling Centers.

   Morris - Engineered Products Division

   The Morris - Engineered Products Division is the larger portion of the Morris Mechanical Handling business based in the United Kingdom. It manufactures special purpose heavy lifting equipment, principally container handling cranes. In addition, its operations in South Africa are involved in the manufacture and service of cranes and other lifting equipment. Its United Kingdom Crane Service Division distributes and services overhead lifting equipment throughout the United Kingdom.

   Morris - Standard Products Division

   The Morris - Standard Products Division manufactures hoists, cranes, linear motors, and controls. The Hoist Division manufactures electric wire rope hoists and both electric and hand chain hoists. The Industrial Cranes Division manufactures electric overhead cranes to standardized designs. Linear Motors manufactures crane and general industrial controls and linear motors for special and general applications. A recently acquired operation in Singapore provides a base for distribution of standard products in that region.

                         DISCONTINUED SEGMENTS

   The Company completed the sale of Joy Environmental
Technologies ("JET") in the first quarter of fiscal 1996. JET has been presented as a discontinued operation in the Company's Consolidated Financial Statements. JET supplies flue gas desulfurization systems for reducing smokestack emissions and designs, fabricates, and installs systems for the collection and removal of ash from coal burning boilers.


                             USE OF PROCEEDS

   Except as may be set forth in the Prospectus Supplement, the Company intends to use the net proceeds from the sale of the Securities for general corporate purposes, including, without limitation, the repayment of indebtedness, the financing of its operations, the financing of capital expenditures, the acquisition of equity securities of the Company and possible business investments and acquisitions. Pending such applications, the net proceeds will be temporarily invested in marketable securities.

                         SELECTED FINANCIAL DATA
              (dollars in thousands except per share amounts)

   The following selected financial data at and for the fiscal years ended October 31, 1995, 1994, 1993, 1992 and 1991 has been derived from the Company's consolidated financial statements audited by Price Waterhouse LLP, independent accountants. The following selected financial data at and for the three months ended January 31, 1996 and January 31, 1995 is unaudited. The following selected financial data should be read in conjunction with, and is qualified in its entirety by, the related financial statements and notes thereto which have been incorporated in this Prospectus by reference.


                        Three Months Ended
                            (Unaudited)                Fiscal Year Ended October 31
                  ---------------------------     --------------------------------------

STATEMENT OF
INCOME DATA:         1/31/96       1/31/95         1995           1994           1993
                     -------       -------         ----           ----           ----
Revenues
   Net Sales      $   632,684    $  449,369     $2,152,079     $1,551,728     $1,409,204
   Other income        10,882         9,256         61,865         23,301          9,040
                  -----------    ----------     ----------     ----------     ----------
                      643,566       458,625      2,213,944      1,575,029      1,418,244
Cost of Sales         491,532       351,623      1,671,932      1,195,851      1,083,846
Product
Development,
Selling and
Administrative
Expenses               98,856        72,862        330,990        279,016        259,831
Restructuring
Charges                     -             -              -              -         67,000
Nonnrecurring Charge        -             -              -              -          8,000
                  -----------     ---------      ----------     ----------     ----------
Operating Income
(Loss)                 53,178        34,140         211,022        100,162          (433)
Interest Expense
 - Net                (13,237)      (11,492)        (40,713)       (47,366)      (48,313)
                    ----------   ----------      -----------     -----------     ---------
Income (Loss)
before JOY
Merger Costs,
Provision
(Credit) for
Income Taxes
and Minority
Interest               39,941        22,648         170,309          52,796      (48,746)
JOY Merger Costs            -       (17,459)        (17,459)              -            -
Provision (Credit)
for Income
Taxes (including
credit for
$6,075 relating
to JOY
merger costs)          14,375          1,850         53,500          13,979      (16,497)
Minority Interest      (2,375)          (146)        (7,230)         (2,224)       4,799
                    ----------     ----------     ----------      ----------    ---------
Income (Loss) From
Continuing Operations
(after deducting
$11,384, net of
applicable income
taxes, related to
JOY merger costs)      23,191          3,193         92,120          36,593       27,450)
Income (Loss) from
and (Net Loss)
on Sale of
Discontinued
Operations,
net of
applicable
income taxes                -        (22,634)       (31,235)         (3,982)       7,760
Extraordinary
Loss on
Retirement of
Debt, net of
applicable income
taxes                       -         (3,481)        (3,481)         (4,827)           -
Cumulative Effect of
Accounting
Change, net of
applicable income
taxes and minority
interest                    -               -              -        (81,696)           -
                    ---------      ----------     ----------        --------      ------
Net Income (Loss)
before Preferred
Stock Dividend
Requirements           23,191        (22,922)         57,404        (53,912)     (19,690)
Preferred Stock
Dividend
Requirements                -               -              -              -            -
                   ----------      ----------     ----------        ---------     -------
Net Income (Loss)
applicable
to Common
Shareholders      $    23,191     $  (22,922)   $     57,404   $    (53,912)  $  (19,690)
                  -----------      ----------     ----------        ---------  ----------
                  -----------      ----------     ----------        ---------  ----------
Earnings (Loss)
per Share
Income (loss)
from continuing
operations
(After deducting
$0.24 per share
related to JOY
Merger Costs)     $      0.50      $    0.07     $      1.99   $        0.84  $    (0.62)
Income (loss)
from and (net loss)
on sale of
discontinued
operations                  -          (0.49)          (0.67)          (0.09)       0.18
Extraordinary
loss on
retirement of
debt                        -          (0.08)           (0.08)         (0.11)          -
Cumulative effect
of accounting
change                      -              -                -          (1.87)          -
                  -----------      ----------     -----------      ----------   ---------
Net Income (Loss)
Per Common
Share            $       0.50       $   (0.50)    $      1.24      $   (1.23)  $   (0.44)
                 ------------      -----------    ------------     -----------  ---------
                 ------------      -----------    ------------     -----------  ---------
BALANCE SHEET DATA
Total assets        2,532,324        1,894,782       2,040,767      1,981,953    1,908,250
Working capital       377,841          397,090         490,087        431,325      375,236
Long-term
obligations (1)       621,128          467,291         462,991        571,054      559,852
Shareholders'
equity                582,687          480,679         559,276        502,365      511,169
Debt to
capitalization
ratio (2)                49.6%            43.1%           38.3%          44.9%        48.9%


                      Fiscal Year Ended October 31
              ----------------------------------------------
STATEMENT OF
INCOME DATA:            1992              1991
                   --------------     -------------
Revenues
   Net Sales         $1,594,192         $1,863,703
   Other income          18,571             20,468
                     ----------       ------------
                      1,612,763          1,884,171
Cost of Sales         1,179,904          1,420,176
Product Development,
Selling and
Administrative
Expenses                267,568            269,313
Restructuring Charges         -                  -
Nonrecurring Charge           -                  -
                     ----------       ------------
Operating Income
(Loss)                  165,291            194,682
Interest Expense
- Net                   (53,216)           (42,190)
                     -----------      -------------
Income (Loss)
before JOY
Merger Costs,
Provision
(Credit) for
Income Taxes
and Minority
Interest                 112,075            152,492
JOY Merger Costs               -                  -
Provision (Credit)
for Income
Taxes (including
credit for
$6,075 relating
to JOY
merger costs)             42,634             52,781
Minority Interest         (9,277)           (15,509)
                      -----------        ------------
Income (Loss) From
Continuing Operations
(after deducting
$11,384, net of
applicable income
taxes, related to
JOY merger costs)         60,164             84,202
Income (Loss) from
and (Net Loss)
on Sale of
Discontinued
Operations,
net of applicable
income taxes               9,465              7,568
Extraordinary Loss
on Retirement of
Debt, net of
applicable income
taxes                    (22,816)                 -
Cumulative Effect
of Accounting
Change, net of
applicable income
taxes and minority
interest                       -                  -
                       ---------          ---------
Net Income (Loss)
before Preferred
Stock Dividend
Requirements              46,813             91,770
Preferred Stock
Dividend
Requirements (1)         (10,866)           (11,804)
                      -----------         ----------
Net Income (Loss)
applicable
to Common
Shareholders         $     35,947        $    79,966
                     ------------        -----------
                     ------------        -----------
Earnings (Loss)
per Share
Income (loss)
from continuing
operations (After
deducting
$0.24 per share
related to JOY
Merger Costs)        $       1.17        $      1.72
Income (loss)
from and (net loss)
on sale of
discontinued
operations                   0.23               0.18
Extraordinary loss
on retirement of
debt                        (0.54)                 -
Cumulative effect
of accounting
change                          -                  -
                     ------------       ------------
Net Income (Loss)
Per Common
Share                $       0.86       $       1.90
                     ------------        ------------
                     ------------        ------------
BALANCE SHEET DATA
Total assets            2,109,605          2,135,627
Working capital           572,751            536,301
Long-term
obligations (1)           608,301            540,741
Shareholders' equity      610,072            492,924
Debt to capitalization
   ratio (2)                 48.0%              51.9%

                  (refer to notes on following page)

(1)     Includes amounts classified as current liabilities.

(2) The debt to capitalization ratio is defined as the sum of short-term notes payable, long-term debt (including current portion) and capitalized lease obligations divided by the sum of short-term notes payable, long-term debt (including current portion) and capitalized lease obligations, after tax liability for postretirement benefits, minority interest and shareholders' equity, excluding the Stock Employee Compensation Trust ("SECT").

               CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

   The ratio of earnings to fixed charges for the Company is defined as income from continuing operations before provision (credit) for income taxes and minority interest plus interest expense (including amortization of debt issuance expense), the portion of rental expense which represents interest (deemed to be one-third of rentals) and dividends received on less-than-fifty-percent-owned companies, reduced (increased) by equity income
(loss) recorded on less-than-fifty-percent-owned companies, divided by fixed charges. Fixed charges include interest expense (including amortization of debt issuance expense),the portion of rental expense which represents interest and the preferred dividend requirements, if any.

               Three Months Ended     Fiscal Years Ended October 31,
               -------------------    ---------------------------------
                 1/31/96  1/31/95     1995   1994   1993    1992  1991
Ratio of Earnings
to Fixed Charges:   3.26    1.33      3.60   1.87   - (1)   2.05  2.40

   (1)  Earnings did not cover fixed charges by $47,437 in 1993.

                     DESCRIPTION OF SECURITIES

   The following descriptions set forth certain general terms and provisions of the Securities to which any Prospectus Supplement may relate. The particular terms and provisions of the series of Securities offered by a Prospectus Supplement, and the extent to which such general terms and provisions described below may apply thereto, will be described in the Prospectus Supplement relating to such series of Securities.

   The Securities are to be issued in one or more series under an Indenture dated as of March 1, 1992, as supplemented by a First
Supplemental Indenture dated as of June 12, 1992 (collectively, the "Indenture'), between the Company and First Trust of Illinois, National Association (successor to Continental Bank, National Association), as
Trustee (the "Trustee"). The following summaries of certain provisions of the Securities and the Indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the Indenture, including the definition therein of certain terms.
Particular sections of the Indenture which are relevant to the discussion are cited parenthetically. Wherever particular sections or defined terms of the Indenture are referred to, it is intended that such sections or defined terms shall be incorporated herein by reference.

General

   The Indenture does not limit the amount of Securities which can be issued thereunder or the amount or type of debt securities which may otherwise be issued by the Company and additional debt securities may, without the consent of the holders of outstanding Securities, be issued under the Indenture up to the aggregate principal amount which may be authorized from time to time by, or pursuant to a resolution of, the Company's Board of Directors or by a supplemental indenture. At January
31, 1996, the aggregate principal amount of Securities outstanding under the Indenture was $300,000,000. Reference is made to the Prospectus Supplement for the following terms, if applicable, of the particular series of Securities being offered thereby: (1) the title of the Securities of the series; (2) any limit upon the aggregate principal amount of the Securities of the series; (3) whether the Securities of the series will be issuable in registered or bearer form or both, any restrictions applicable to the offer, sale or delivery of Securities in bearer form ("bearer Securities") and whether and the terms upon which bearer Securities will be exchangeable for Securities in registered form ("registered Securities") and vice versa; (4) the date as of which any bearer Securities of the series and any temporary global Security shall be dated if other than the date of issuance of the first Security of the series; (5) the method of paying interest with respect to any portion of a temporary bearer Security in the form of a global note; (6) the date or dates on which the principal of the Securities of the series will be payable; (7) the rate or rates (or manner of calculation thereof), if any, at which the Securities of the series will bear interest, the date or dates from which any such interest will accrue and on which such interest will be payable, and, with respect to Securities of the series in registered form, the record date for the interest payable on any interest payment date, whether and under what circumstances the Company will pay additional amounts on the Securities of the series held by a person who is not a U.S. person in respect of taxes or similar charges withheld or deducted and, if so, whether the Company will have the option to redeem such Securities rather than pay such additional amounts; (8) the place or places where the principal of and interest or additional amounts, if any, on the Securities of the series will be payable; (9) the period or periods within which, the price or prices at which and the terms and conditions upon which the Securities of the series may be redeemed at the option of the Company; (10) any redemption or sinking fund provisions; (11) the denominations in which Securities of the series shall be issuable; (12) if other than the principal amount thereof, the portion of the principal amount of Securities of the series which will be payable upon declaration of acceleration of the maturity thereof; (13) the currencies in which payments of interest, premium or principal are payable with respect to such Securities; and (14) any additional provisions or other terms not inconsistent with the provisions of the Indenture, including any terms which may be required by or advisable under United States laws or regulations or advisable in connection with the marketing of Securities of such series. (Sections 3.1 and 3.2.) To the extent not described herein, principal and interest, if any, will be payable, and the Securities of a particular series will be transferable, in the manner described in the Prospectus Supplement relating to such series. "Principal' when used herein includes, when appropriate, the premium, if any, on the Securities.

   Securities of any series may be issued as registered Securities or bearer Securities or both as specified in the terms of the series. Additionally, Securities of any series may be represented by one or more global notes registered in the name of a depositary's nominee and, if so represented, beneficial interests in such global note will be shown on, and transfers thereof will be effected only through, records maintained by a designated depositary and its participants. Unless otherwise indicated in the Prospectus Supplement, registered Securities will be issued in the denomination of $1,000 and integral multiples thereof and bearer Securities will be issued in the denomination of $5,000 and integral multiples thereof.

   If appropriate, federal income tax consequences applicable to a series of Securities will be described in the Prospectus Supplement relating thereto.

Exchange of Securities

   Registered Securities may be exchanged for an equal aggregate principal amount of registered Securities of the same series and date of maturity in such authorized denominations as may be requested upon surrender of the registered Securities at an agency of the Company maintained for such purpose and upon fulfillment of all other requirements of such agent. (Section 3.5.)

   To the extent permitted by the terms of a series of Securities authorized to be issued in registered form and bearer form, bearer Securities may be exchanged for an equal aggregate principal amount of registered or bearer Securities of the same series and date of maturity in such authorized denominations as may be requested upon surrender of the bearer Securities with all unpaid coupons relating thereto at an agency of the Company maintained for such purpose and upon fulfillment of all other requirements of such agent. (Section 3.5.)

Limitation Upon Liens

   The Indenture provides that the Company will not, and will not permit any Restricted Subsidiary (as defined below) to create, incur, issue, assume or guarantee any indebtedness for borrowed money
("indebtedness") secured by a mortgage, security interest, pledge or lien (each a "Lien") of or upon any Principal Manufacturing Property (as defined below), or any shares of capital stock or indebtedness of any Restricted Subsidiary (as defined below), whether owned at the date of the Indenture or thereafter acquired, without effectively providing that the Notes and any other Securities issued under the Indenture shall be secured by such Lien equally and ratably with (or, at the option of the Company, prior to) such indebtedness, so long as such indebtedness shall be so secured. The foregoing restrictions, however, shall not apply to (i) taxes, assessments or governmental charges which are not yet delinquent, or are being diligently contested in good faith and by appropriate proceedings; (ii) governmental Liens or Liens imposed by law, such as carriers', warehousemen's, mechanics', materialmen's and vendors' liens for sums not yet due or which are being diligently contested in good faith and by appropriate proceedings; (iii) existing Liens; (iv) any Lien on any property acquired, constructed or substantially improved by (or of or upon any shares of capital stock or indebtedness acquired by) the Company or any Restricted Subsidiary after the date of the Indenture and created contemporaneously with or within twelve (12) months of such acquisition, construction or improvement to secure or provide for all or a portion of the purchase price of such property or for such construction or improvement;
(v) Liens in connection with industrial revenue bonds, pollution control bonds or similar secured financings; (vi) performance of bids, tenders, contracts (other than for the repayment of or in connection with borrowed money), or for purposes of like general nature in the ordinary course of the Company's business; (vii) Liens in favor of any customer to the extent necessary to secure partial, progress, advance or other payments for goods produced or services rendered to such customer in the ordinary course of business; (viii) attachment, judgment and other similar Liens arising in connection with court proceedings, provided the execution or other enforcement of such Liens is effectively stayed within thirty (30) days after the Company or a Restricted Subsidiary receives notice thereof and the claims secured thereby are being actively contested in good faith by appropriate proceedings and against which an adequate reserve has been established; (ix) any Lien existing on the property, shares of stock or indebtedness of a Person at the time such Person becomes a Restricted Subsidiary of the Company or is merged into or consolidated with the Company or a Restricted Subsidiary or at the time of a sale, lease or other disposition of the properties of any Person as an entirety or substantially as an entirety to the Company or a Restricted Subsidiary (whether or not such Lien is assumed by the Company or a Restricted Subsidiary); (x) Liens on the property of a Restricted Subsidiary to secure indebtedness for borrowed money owed to the Company or another Subsidiary, (xi) in the case of leased properties, the terms and conditions of leases or subleases creating the leasehold estate and, in the case of all real properties, title exceptions affecting the underlying fee simple estate; or (xii) Liens created in connection with the extension or renewal of any secured indebtedness or other obligations permitted under the terms of the Indenture.

   Notwithstanding the restrictions outlined above, the Company or any Restricted Subsidiary may, without equally and ratably securing the Securities, issue, assume or guarantee indebtedness secured by a Lien not excepted under clauses (i) through (xii) above, if the aggregate amount of such indebtedness, together with all other indebtedness secured by Liens not so excepted, does not at the time exceed 10% of Consolidated Net Tangible Assets (as defined below).

   The term "Consolidated Net Tangible Assets" means, as of any particular time, the total amount of assets (less applicable reserves) after deducting therefrom (i) all current liabilities (excluding any thereof which are by their terms extendible or renewable at the option of the obligor thereon to a time more than twelve (12) months after the time as of which the amount thereof is being computed and excluding current maturities of long-term indebtedness), and (ii) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangible assets, all as shown in the audited consolidated balance sheet of the Company and its Subsidiaries contained in the Company's then most recent annual report to stockholders.

   The term "Principal Manufacturing Property" means any manufacturing plant (including fixtures and improvements but excluding equipment, leases and other contract rights which might otherwise be deemed real property) owned by the Company, or any Restricted
Subsidiary, whether owned on the date of the Indenture or thereafter, provided each such plant has a gross book value (without deduction for any depreciation reserves) at the date as of which the determination is being made of in excess of two percent (2%) of Consolidated Net Tangible Assets, other than any such plant or portion thereof which, in the opinion of the Board of Directors (evidenced by a Board Resolution), is not of material importance to the business conducted by the Company and its Subsidiaries taken as a whole.

   The term "Restricted Subsidiary" means each Subsidiary (i) substantially all the property of which is located, or substantially all the business of which is conducted, within the United States excluding its territories and possessions, and (ii) which owns or leases a Principal Manufacturing Property.

Additional Restrictive Covenants

   Reference is made to the Prospectus Supplement relating to a particular series of Securities for any additional restrictive covenants which may relate to such series.

Amendment and Waiver

   Subject to certain exceptions, the Indenture or the Securities may be amended or supplemented by the Company and the Trustee with the written consent of the Holders of not less than 66-2/3% in principal amount of the outstanding Securities of each series affected by the amendment or supplement (with each series voting as a class) or compliance with any provision may be waived with the consent of the Holders of a majority in principal amount of the outstanding Securities of each series affected by such waiver (with each series voting as a class). However, without the consent of each Holder affected, an amendment or waiver may not, among other things, (i) reduce the principal of or change the Stated Maturity of any Security; (ii) reduce the rate of or change the time for payment of interest on any Security; (iii) reduce any premium payable upon redemption of any Security; (iv) change the place of payment where any Security or any interest thereon is payable; (v) waive a default in the payment of the principal of or interest on any Security (Section 5.13); (vi) make any Security payable in money other than that stated in the Security; (vii) impair the right to institute suit on or after the Stated Maturity Date of any Security for the enforcement of any payment on or with respect to such Security; or (viii) reduce the percentage in principal amount of Securities whose Holders must consent to a supplemental indenture, amendment or any waiver of compliance with certain provisions of the Indenture or certain defaults thereunder and their consequence. (Section 9.2.) The
Indenture may be amended or supplemented without the consent of any Holder, among other things, (i) to provide for the assumption of all the obligations of the Company under the Securities and any coupons appertaining thereto and under the Indenture by any corporation in connection with a merger, consolidation, or transfer or lease of the Company's property and assets substantially as an entirety, as provided for in the Indenture; (ii) to add to the covenants of the Company, for the benefits of the Holders of all or any series of Securities; (iii) to provide for bearer Securities that are registrable as to principal or to change or eliminate in certain circumstances any restrictions on the payment of principal (and interest in the case of bearer Securities) on the Securities; (iv) to provide for uncertificated Securities in addition to or in place of certificated Securities; (v) to make any change that does not adversely affect the rights of any Holder of Securities; (vi) to provide for the issuance of and establish the form and terms and conditions of a series of Securities or to establish the form of any certifications required to be furnished pursuant to the terms of the Indenture or any series of Securities;
(vii) to cure any ambiguity, defect or inconsistency in the Indenture or in the Securities of any series; (viii) to evidence the appointment of a successor Trustee; or (ix) to secure the Securities. (Section 9.1.)

Successor Entity

   The Company may consolidate with, or merge into, or be merged into, or transfer or lease its property and assets substantially as an entirety to, any other corporation, if (i) the Company is the continuing corporation, or the successor is a U.S. corporation which assumes all the obligations of the Company under the Securities and any coupons appertaining thereto and under the Indenture, and (ii) after giving effect thereto, no default under the Indenture shall have occurred and be continuing. Thereafter, except in the case of a lease, all such obligations of the Company shall terminate. (Section 8.1 and Section 8.2.)

Defeasance, Satisfaction and Discharge of the Securities Prior to Maturity

   Defeasance.  Unless provided for otherwise in the applicable
Prospectus Supplement, if the Company shall deposit with the Trustee, in trust, at or before maturity, lawful money or direct obligations of the United States of America or obligations the principal of and interest on which are guaranteed by the United States of America in such amounts and maturing at such times that the proceeds of such obligations to be received upon the respective maturities and interest payment dates of such obligations will provide funds sufficient, in the opinion of a nationally-recognized firm of independent public accountants chosen by the Company, to pay when due the principal of and interest on the Securities to maturity (such money or direct obligations of, or obligations guaranteed by, the United States of America initially deposited or equivalent cash or securities subsequently exchanged therefor, to be held as security for the payment of such principal and interest), then the Company may omit to comply with certain of the terms of the Indenture as they relate to the Securities, including the restrictive covenants described herein under the caption "Description of Securities-Limitation Upon Liens" and the Event of Default described in clause (iv) under the caption "Description of Securities-Events of Default." Defeasance of the Securities would be subject to the satisfaction of certain conditions, including, among others,
(i) the absence of an Event of Default at the date of the deposit, (ii) the perfection of the Holders' interest in such deposit and (iii) the condition that such deposit would not result in a breach of a material instrument by which the Company is bound. (Section 4.2.)

   Satisfaction and Discharge. Upon the deposit of money or securities contemplated above and the satisfaction of certain conditions, the Company may omit to comply with its obligations duly and punctually to pay the principal of and interest on the Securities, or with any Events of Default with respect thereto, and thereafter the Holders of Securities shall be entitled only to payment out of the money or securities deposited with the Trustee. Such conditions may include, among others, (i) except in certain limited circumstances involving a deposit made within one year of maturity, (A) the absence of an Event of Default at the date of deposit or on the 91st day thereafter, and (B) the delivery to the Trustee by the Company of an opinion of nationally-recognized tax counsel to the effect that Holders of Securities will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and discharge and will be subject to federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such deposit and discharge had not occurred, and (ii) the receipt by the Company of an opinion of counsel to the effect that such satisfaction and discharge will not result in a violation of the rules of any nationally-recognized exchange on which the Securities are listed.
(Section 4.1.)

Events of Default

   The following events are defined in the Indenture as "Events of Default" with respect to a series of Securities: (i) default in the payment of interest on any Security of such series which continues for 30 days; (ii) failure by the Company for two business days after notice to it to pay the principal of any Security of such series when due; (iii) failure by the Company for two business days after notice to it to pay any sinking fund installment required to be made by the Company with respect to any series of Securities; (iv) failure by the Company for 60 days after notice to it to comply with any of its other agreements with respect to the Securities of such series in the Indenture or in any supplemental indenture under which the Securities of that series may have been issued; (v) certain events of bankruptcy or insolvency and (vi) acceleration of any indebtedness for money borrowed by the Company or any Restricted Subsidiary in excess of $10,000,000 in aggregate principal amount, if such acceleration is not rescinded or annulled within 10 days after written notice has been provided to the Company by the Trustee or to the Company and the Trustee by the Holders of at least 25% in aggregate principal amount of outstanding Securities. (Section 5.1.) If an Event of Default occurs with respect to the Securities of any series and is continuing, the Trustee or the Holders of at least 25% in principal amount of all of the outstanding Securities of that series may declare the principal (or, if the Securities of that series are original issue discount Securities, such portion of the principal amount as may be specified in the terms of that series) of, and any accrued interest on, all the Securities of that series to be due and payable. Upon such declaration, such principal (or, in the case of original issue discount Securities, such specified amount) and all accrued interest thereon shall be due and payable immediately. (Section 5.2.)

   Holders of Securities may not enforce the Indenture or the
Securities, except as provided in the Indenture. (Section 5.7.) The Trustee may require indemnity satisfactory to it before it enforces the Indenture or
the Securities. (Section 6.3(e).)   Subject to certain limitations, Holders of
a majority in principal amount of the Securities of each series affected (with each series voting as a class) may direct the Trustee in its exercise of any trust power. (Section 5.12.) The Trustee may withhold from Holders notice of any continuing default (except a default in payment of principal or interest) if it determines in good faith that withholding notice is in their interests. (Section 6.2.) The Company is not required under the Indenture to furnish any periodic evidence as to the absence of default or as to compliance with the terms of the Indenture.

                          BOOK-ENTRY ONLY SYSTEM

   Securities of any series may be issued initially in the form of one or more global securities under a book-entry only system operated by a securities depository. Unless otherwise specified in the Prospectus Supplement, The Depository Trust Company ("DTC") will act as securities depository for Securities, which would be registered in the name of CEDE
& Co., as registered securityholder and nominee for DTC. Individual purchases of Book-Entry Interests (as herein defined) in any such Securities will be made in book-entry form. Purchasers of Book-Entry Interests in such Securities will not receive certificates representing their interests in such Securities. So long as CEDE & Co., as nominee of DTC, is the security holder, references herein to holders of Securities or registered owners will mean CEDE & Co., rather than the owners of Book-Entry Interests in Securities.

   DTC is a limited purpose trust company organized under the banking laws of the State of New York and a "banking organization" within the meaning of that law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities deposited by its participants (the "DTC Participants") and facilitates the settlement of securities transactions among DTC Participants in such securities through electronic computerized book-entry changes in accounts of the DTC Participants, thereby eliminating the need for physical movement of securities certificates. Direct DTC Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations, some of whom (including, possibly, the underwriters with respect to the Securities), together with the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc., own DTC. Access to the DTC system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a DTC Participant, either directly or indirectly (the "Indirect Participants").

   DTC Participants purchasing Book-Entry Interests (as defined below) in any Securities will not receive certificates. Each DTC Participant will receive a credit balance in the records of DTC in the amount of such DTC Participant's interest in such Securities, which will be confirmed in accordance with DTC's standard procedures. The ownership interest of each actual purchaser of a Book-Entry Interest in a Security (the "Book-Entry Interests") will be recorded through the records of the DTC
Participant or through the records of the Indirect Participant. Owners of Book-Entry Interests should receive from the DTC Participant or Indirect Participant a written confirmation of their purchase providing details of the Book-Entry Interests acquired. Transfers of Book-Entry Interests will be accomplished by book entries made by the DTC Participants or Indirect Participants who act on behalf of the owners of Book-Entry Interests.
Owners of Book-Entry Interests will not receive certificates representing their ownership of Book-Entry Interests with respect to any Securities except as described below upon the resignation of DTC.

   Under the Indenture, payments made by the Trustee to DTC or its nominee will satisfy the Company's obligations under the Indenture, to the extent of the payments so made. Owners of Book-Entry Interests will not be or be considered by the Company or the Trustee to be, and will not have any rights as, holders of Securities under the Indenture.

   NEITHER THE COMPANY NOR THE TRUSTEE UNDER THE
INDENTURE WILL HAVE ANY RESPONSIBILITY OR
OBLIGATION TO ANY DTC PARTICIPANT, INDIRECT
PARTICIPANT OR ANY OWNER OF A BOOK-ENTRY INTEREST
OR ANY OTHER PERSON NOT SHOWN ON THE REGISTRATION
BOOKS OF THE TRUSTEE AS BEING A HOLDER OF SECURITIES
WITH RESPECT TO: (1) ANY SECURITIES; (2) THE ACCURACY
OF ANY RECORDS MAINTAINED BY DTC OR ANY DTC
PARTICIPANT OR INDIRECT PARTICIPANT; (3) THE PAYMENT
BY DTC OR ANY DTC PARTICIPANT OR INDIRECT PARTICIPANT
OF ANY AMOUNT DUE TO ANY OWNER OF A BOOK-ENTRY
INTEREST IN RESPECT OF THE PRINCIPAL OR REDEMPTION
PRICE OF OR INTEREST ON SUCH SECURITIES; (4) THE
DELIVERY BY DTC OR ANY DTC PARTICIPANT OR INDIRECT
PARTICIPANT OF ANY NOTICE TO ANY OWNER OF A BOOK-ENTRY
INTEREST WHICH IS REQUIRED OR PERMITTED UNDER
THE TERMS OF THE INDENTURE TO BE GIVEN TO HOLDERS OF
SECURITIES; (5) THE SELECTION OF THE OWNERS OF A
BOOK-ENTRY INTEREST TO RECEIVE PAYMENT IN THE EVENT OF
ANY PARTIAL REDEMPTION OF ANY SECURITIES; OR (6) ANY
CONSENT GIVEN OR OTHER ACTION TAKEN BY DTC OR ITS
NOMINEE AS HOLDER OF SECURITIES.

   Principal and redemption price of, and interest payments on, Securities registered in the name of DTC or its nominee will be made to DTC or such nominee, as registered owner of such Securities. DTC is responsible for disbursing such payments to the appropriate DTC
Participants and such DTC Participants, and any Indirect Participants, are in turn responsible for disbursing the same to the owners of Book-Entry Interests. Unless it has reason to believe it will not receive payment, DTC's current practice is to credit the accounts of the DTC Participants on a payment date in accordance with their respective holdings shown on the records of DTC. Payments by DTC Participants and Indirect Participants to owners of Book-Entry Interests will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of such DTC Participant or Indirect Participant and not of DTC, the Company or the Trustee, subject to any statutory and regulatory requirements as may be in effect from time to time.

   DTC Participants and Indirect Participants carry the "position" of the ultimate Book-Entry Interest owner on their records, and will be responsible for providing information to the ultimate Book-Entry Interest owner as to the Securities in which the Book-Entry Interest is held, debt service payments received, and other information. Each person for whom a DTC Participant or Indirect Participant acquires an interest in Securities, as nominee, may desire to make arrangements with such DTC Participant or Indirect Participant to receive a credit balance in the records of such DTC Participant or Indirect Participant, to have all notices of redemption or other communications to or by DTC which may affect such persons forwarded in writing by such DTC Participant or Indirect Participant, and to have notification made of all debt service payments.

   Purchases, transfers and sales of Book-Entry Interests by the ultimate Book-Entry Interest owners may be made through book entries made by DTC Participants or Indirect Participants or others who act for the ultimate Book-Entry Interest owner. The Trustee, the Company and the agents, dealers and underwriters, as such, have no role in those purchases, transfers or sales.

   Owners of Book-Entry Interests may be charged a sum sufficient to cover any tax, fee, or other governmental charge that may be imposed in relation to any transfer or exchange of a Book-Entry Interest.

   The Trustee will recognize and treat DTC (or any successor securities depository) or its nominee as the holder of Securities registered in its name or the name of its nominee for all purposes, including payment of debt service, notices, enforcement of remedies and voting. Under DTC's current practice, a proxy will be given to the DTC Participants holding Book-Entry Interests in Securities in connection with any matter on which holders of such Securities are asked to vote or give their consent. Crediting of debt service payments and transmittal of notices and other communications by DTC to DTC Participants, by DTC Participants to Indirect Participants and by DTC Participants and Indirect Participants to the ultimate Book-Entry Interest owners are the responsibility of those persons and will be handled by arrangements among them and are not the responsibility of the Trustee, the Company or any agent, dealer or underwriter, as such.

   The Trustee, so long as a book-entry system is used for any series of Securities, will send any notice of redemption and any other notices required by the Indenture to be sent to holders of such Securities, only to DTC (or such successor securities depository) or its nominee. Any failure of DTC to advise any DTC Participant, or of any DTC Participant or Indirect Participant to notify the Book-Entry Interest owner, of any such notice and its content or effect will not affect the validity of the redemption of the Securities called for redemption, or any other action premised on that notice. In the event of a call for redemption, the Trustee's notification to DTC will initiate DTC's standard call process, and, in the event of a partial call, its lottery process by which the call will be randomly allocated to DTC Participants holding positions in the Securities to be redeemed.
When DTC and DTC Participants allocate the call for redemption, the owners of the Book-Entry Interests that have been called should be notified by the broker or other person responsible for maintaining the records of those interests and subsequently credited by that person with the proceeds once such Securities are redeemed.

   The Company, the Trustee and any dealer, underwriter or agent cannot and do not give any assurances that DTC, DTC Participants or others will distribute payments of debt service on Securities made to DTC or its nominee as the registered owner, or any redemption or other notices, to the Book-Entry Interest owners, or that they will do so on a timely basis, or that DTC will serve and act in the manner described in this Prospectus.

   The Company understands that the current "Rules" applicable to DTC are on file with the Commission, and that the current "Procedures" of DTC to be followed in dealing with DTC Participants are on file with DTC.

     If DTC is at any time unwilling or unable to continue as depository, and a successor depository is not appointed by the Company within 90 days, the Company will issue individual certificates to owners of Book-Entry Interests in exchange for the Securities held by DTC or its nominee. In such instance, an owner of a Book-Entry Interest will be entitled to physical delivery of certificates equal in principal amount to such Book-Entry Interest and to have such certificates registered in its name.
Individual certificates so issued will be issued in denominations of $1,000 or any multiple thereof.

     Neither the Company, the Trustee nor any dealer, agent or underwriter makes any representation as to the accuracy of the above description of DTC's business, organization and procedures, which is based upon information furnished by DTC.

                       PLAN OF DISTRIBUTION

   The Company may sell the Securities being offered hereby: (i) directly to purchasers, (ii) through agents, (iii) through underwriters, (iv) through dealers or (v) through a combination of any such methods of sale.

   The distribution of the Securities may be effected from time to time in one or more transactions either: (i) at a fixed price or prices, which may be changed, or (ii) at market prices prevailing at the time of sale, or (iii) at prices related to such prevailing market prices, or (iv) at negotiated prices.

   Offers to purchase Securities may be solicited directly by the Company or by agents designated by the Company from time to time. Any such agent, which may be deemed to be an underwriter as that term is defined in the Securities Act, involved in the offer or sale of the Securities in respect of which this Prospectus is delivered will be named, and any commissions payable by the Company to such agent will be set forth, in the Prospectus Supplement. Unless otherwise indicated in the Prospectus Supplement, any such agent will be acting on a reasonable best efforts basis for the period of its appointment.

   If an underwriter or underwriters are used in the sale, the Company will execute an underwriting agreement with such underwriters at the time of sale to them and the names of the underwriters and the terms of the transaction will be set forth in the Prospectus Supplement, which will be used by the underwriters to make resales of the Securities in respect of which this Prospectus is delivered to the public.

   If a dealer is used in the sale of the Securities in respect of which this Prospectus is delivered, the Company will sell such Securities to the dealer as principal. The dealer may then resell such Securities to the public at varying prices to be determined by such dealer at the time of resale.

   In the event the Securities are not listed on a national securities exchange, certain broker-dealers may make a market in the Securities, but will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that any broker-dealer will make a market in the Securities or as to the liquidity of the trading market for the Securities, whether or not the Securities are listed on a national securities exchange. The Prospectus Supplement with respect to the Securities will state, if known, whether or not any broker-dealer intends to make a market in the Securities. If no such determination has been made, the Prospectus Supplement will so state.

   If so indicated in the Prospectus Supplement, the Company will authorize agents, underwriters or dealers to solicit offers by certain specified institutions to purchase Securities from the Company at the public offering price set forth in the Prospectus Supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Such contracts will be subject only to those conditions set forth in the Prospectus Supplement and the Prospectus Supplement will set forth the commission payable for the solicitation of such contracts.

   Underwriters, dealers, agents and other persons may be entitled, under agreements which may be entered into with the Company, to indemnification against certain civil liabilities, including liabilities under the Securities Act. Agents, underwriters and dealers may be customers of, engage in transactions with, or perform services for the Company in the ordinary course of business.

   The place and time of delivery for the Securities in respect of which this Prospectus is delivered will be set forth in the accompanying Prospectus Supplement.

                           LEGAL MATTERS

   Unless otherwise indicated in the Prospectus Supplement, certain legal matters in connection with the Securities offered hereby will be passed upon for the Company by the General Counsel or Senior Corporate Counsel to the Company. The General Counsel and Senior Corporate
Counsel are employees of the Company and owned as of January 31, 1996, directly and beneficially, in the aggregate less that 0.3% of the Company's common stock outstanding as of such date.

                              EXPERTS

   The financial statements incorporated in this Prospectus by reference to the Company's Annual Report on Form 10-K for the year ended October 31, 1995 and the Company's Current Report on Form 8-K dated December 8, 1995 except as they relate to Joy Technologies Inc. for the years ended February 25, 1994 and February 26, 1993, have been audited by Price Waterhouse LLP, independent accountants, and, insofar as they relate to Joy Technologies Inc. for the years ended February 24, 1994 and February 26, 1993, by Arthur Andersen LLP, independent accountants, whose reports thereon are incorporated by reference herein. Such financial statements of the Company, except for the financial statements of Joy Technologies Inc. for each of the two years in the period ended February 25, 1994, have been so incorporated in reliance on the report of Price Waterhouse LLP given on the authority of such firm as experts in auditing and accounting.

   The financial statements and schedules of Joy Technologies Inc. for each of the two years in the period ended February 25, 1994 incorporated by reference in this Prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated herein in reliance upon the authority of that firm as experts in accounting and auditing in giving said reports.

   The financial statements of Dobson Park Industries plc incorporated in this Prospectus by reference to the Company's Current Report on Form 8-K dated December 4, 1995, have been so incorporated in reliance on the report of Price Waterhouse, independent accountants given on the authority of said firm as experts in auditing and accounting.

   No dealer, salesperson or other person has been authorized to give any information or to make any representations not contained in this Prospectus Supplement or the accompanying Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or any of the Underwriters. This Prospectus Supplement and the accompanying Prospectus do not constitute an offer of any securities other than those described in this Prospectus Supplement or an offer to sell, or a solicitation of an offer to buy, to any person in any jurisdiction where such an offer or solicitation would be unlawful. Neither the delivery of this Prospectus Supplement or the Prospectus nor any sale made hereunder or thereunder shall, under any circumstances, create any implication that the information contained herein or therein is correct as of any time subsequent to the date of such information.


              ------------------------


                 TABLE OF CONTENTS

               Prospectus Supplement

                                     Page
                                   -------
Incorporation of Certain Documents
  by Reference                        S-2
The Company                           S-3
Recent Developments                   S-3
Consolidated Ratios of Earnings
  to Fixed Charges                    S-3
Use of Proceeds                       S-3
Selected Financial Data               S-4
Description of the Debentures         S-5
Underwriting                          S-8
Validity of Securities                S-8

                     Prospectus

Available Information                    2
Incorporation of Certain Documents by
  Reference                              2
The Company                              2
Use of Proceeds                          6
Selected Financial Data                  6
Consolidated Ratios of Earnings to
  Fixed Charges                          8
Description of Securities                8
Plan of Distribution                    16
Legal Matters                           17
Experts                                 17




                    $150,000,000

                     [HII Logo]






                   6 % Debentures

               due February 15, 2027



             ---------------------------



               PROSPECTUS SUPPLEMENT

                 February 20, 1997


             ---------------------------




                  Lehman Brothers

                 Merrill Lynch & Co.


               Chase Securities Inc.

               First Chicago Capital
                   Markets, Inc.

                    RBC Dominion
               Securities Corporation